October 27, 2021

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File No. 333-258233

Dear Ms. Bentzinger,
On August 23, 2021, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-14 (the “Registration Statement”) with respect to Levo Fund I, a series of the Trust (the “Fund”). On October 17, 2021, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
General:
Comment 1. Please confirm that the Registrant will add the ticker symbol of the Fund to EDGAR with the next filing.
Response. The Registrant so confirms.
Prospectus:
Summary
Comment 2. Please provide a completed fee table and expense example in before effectiveness.
Response. The Registrant has provided the information requested below:
FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund.  You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Examples.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses[1]	0.96%
GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■  Dallas, TX ■  Tel 214.665.3685

Interest Expense	0.14%
Acquired Fund Fees and Expenses[2]	0.10%
Total Annual Fund Operating Expenses	2.20%
Fee Waiver[3]	(0.96)%
Total Annual Fund Operating Expenses After Fee Waiver	1.24%
1. Other Expenses are estimated for the current fiscal year.
2. “Acquired Fund” means any investment company in which the Fund invests or has invested during the period. The “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” will not match the Fund’s gross and net expense ratios reported in the Financial Highlights from the Fund’s financial statements, which reflect the operating expenses of the fund and do not include Acquired Fund Fees and Expenses.  Acquired Fund Fees and Expenses are estimated for the current fiscal year.
3. The Fund’s investment advisor, Levo Fund Adviser, LLC (the “Advisor”) has entered into an expense limitation agreement with the Fund (the “Expense Limitation Agreement”) under which it has agreed to waive or reduce its management fees and assume other expenses of the Fund in an amount that limits the Fund’s Total Annual Fund Operating Expenses (exclusive of (i) brokerage fees and commissions, (ii) acquired fund fees and expenses; (iii) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including, for example, option and swap fees and expenses); (iv) borrowing costs (such as interest expense); (v) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor)) to not more than 1.14% of the average daily net assets of the Fund.  This contractual arrangement is in effect through February 28, 2023, unless terminated by the Board of Trustees of the Fund (the “Board” or the “Trustees”) at any time.  The Advisor cannot recoup from the fund any amounts paid to the Advisor under the expense limitation agreement.
Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through February 28, 2023.
1 Year	3 Years
$126	$596
Comment 3. In the fee table, please explain the interest expense given there is no short selling mentioned in the strategy.
Response. The line item for interest expense relates to interest on borrowing, which is noted in the principal strategies.
Comment 4. Please confirm supplementally that the expense cap will be in effect for at least one year from the date of the prospectus.
Response. The Registrant so confirms.
Comment 5. In the portfolio turnover section, please add disclosure that the Fund has not yet commenced operations, so the portfolio turnover information is not yet available.
Response. The Registrant has revised the disclosure as requested.
Comment 6. In the second paragraph in “Principal Investment Strategies,” given the weighting of US treasuries and municipal securities in the table, please state that bonds include these two specific types of securities.
Response. The Registrant has revised the disclosure as requested.

Comment 7. In “Principal Investment Strategies,” please disclose the extent to which the Fund expects to invest in junk bonds and, if the Fund may invest in fixed income securities in default, please add it to the principal strategies.
Response. The Advisor has confirmed to the Registrant that the Fund does not anticipate investing in fixed income securities in default as a principal strategy. The Registrant has revised the disclosure as follows:
The Fund invests without restriction as to issuer capitalization, currency, or country (including emerging markets); and without restriction as to debt maturity, or credit quality (including lower-rated debt commonly known as “junk bonds”). The Fund expects to invest between 0% and 6% in junk bonds.
Comment 8. In the asset allocation table in “Principal Investment Strategies,” please spell out what “EM” stands for.
Response. The Registrant has revised the disclosure to spell out “Emerging Markets”.
Comment 9. In “Principal Risks of Investing in the Fund”, please add a risk for borrowing given borrowing is a principal strategy of the Fund.
Response. The Registrant has added the disclosure requested.
Comment 10. In “Principal Risks of Investing in the Fund – Fixed Income Risk”, consider whether LIBOR going away is a principal risk of the Fund. If so, tailor any such risk to describe how the expected discontinuation of LIBOR could effect the Fund’s investments, including (i) if the Fund will invest in investments at LIBOR that don’t include a fall back provision on how interest will be determined if LIBOR is discontinued, how it will impact the liquidity of these investments and (ii) how the transition of any successor rate could impact the value of the instruments that reference LIBOR.
Response. The Advisor has confirmed to the Registrant that investments referencing LIBOR are not a principal strategy of the Fund, so the discontinuation of LIBOR is not a principal risk of the Fund.
Comment 11. In “Principal Risks of Investing in the Fund – Foreign and Emerging Markets Risk”, please separate emerging market risk and include the requirements of ADI 2020-11. If investments in China are a principal strategy of the Fund, please also add risk disclosure for those investments
Response. The Registrant has separated the emerging market risk and revised the disclosure as requested. The Advisor has confirmed that investments in China are not a principal strategy of the Fund.
Comment 12. In “Principal Risks of Investing in the Fund – Real Estate and REIT Risk”, please disclose any risks associated with sub-prime mortgages and that the liquidity of these securities may change materially over time.
Response. The Advisor has confirmed to the Registrant that investments in sub-prime mortgages are not a principal strategy of the Fund.

Comment 13. Please supplementally identify the broad based securities index that the Fund will utilize for a comparison when it has performance information to report.
Response. The Advisor has confirmed to the Registrant that it will use MSCI All Country World Index and Bloomberg Barclays Global Aggregate Index as the primary indices for its performance comparison and a 50% blend of these two indices as a secondary comparison.
Additional Information About the Fund’s Investment Objective, Principal Investment Strategies, and Risks
Comment 14. Please revise the strategy so that item 4 is a summary of item 9.
Response. The Registrant believes that item 4 already is a summary of item 9 as item 9 contains additional disclosure not found in item 4.
SAI:
Comment 15. Please consider updating the disclosure regarding fund of funds investing and derivatives to describe the requirements of the new rules on those investments.
Response. The Registrant will update the disclosure once the compliance deadline for the Fund has come.
Comment 16. In the fourth paragraph after the fundamental restrictions, please revise the disclosure regarding that percentage limitations are determined at the time of purchase to exclude senior securities.
Response. The Registrant has reviewed the disclosure noted, and the paragraph already specifically excludes both senior securities and borrowings.
Comment 17. With respect to the reference to limiting investments in illiquid securities to 15% of the Fund’s assets, please revise the disclosure to reference illiquid “investments” rather than illiquid “securities”.
Response. The Registrant has revised the disclosure as requested.
Part C:
Comment 18. Please supplementally confirm that a legal opinion that includes the Fund will be filed with the 485(b).
Response. The Registrant so confirms.
* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle